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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

/x/	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2000

New Century Energies, Inc. Employees' Savings and Stock Ownership Plan
for Non-Bargaining Unit Employees
(Title of plan)

and

New Century Energies, Inc.
Employees' Savings and Stock Ownership Plan for
Bargaining Unit Employees and Former Non-Bargaining Unit Employees
(Title of plan)

and

New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees
and Former Non-Bargaining Unit Employees
(Title of plan)

and

/ /	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934

Commission file number 1-2927

XCEL ENERGY INC.
(Name of issuer of the securities held pursuant to the plan)

800 Nicollet Mall
Minneapolis, Minnesota 55402
(Address of principal executive offices)

TABLE OF CONTENTS

Page(s)
Financial Statements
New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Non-Bargaining Unit Employees (NBU Savings Plan)
—Report of Independent Public Accountants	2
—Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	3
—Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000 and 1999	4
New Century Energies, Inc. Employees Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan)
—Report of Independent Public Accountants	5
—Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	6
—Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000 and 1999	7
New Century Energies, Inc. Employee Investment Plan For Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan)
—Report of Independent Public Accountants	8
—Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999	9
—Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2000 and 1999	10
Notes to Financial Statements for the NBU Savings Plan, BU Savings Plan and EIP Savings Plan	11
Supplemental Schedules of Assets (Held at Year End), Reportable Transactions and Nonexempt Transactions.
— NBU Savings Plan (Schedules 1-3)	18-20
—BU Savings Plan (Schedules 4-6)	21-23
—EIP Savings Plan (Schedules 7-9)	24-26
Signature	27
Exhibits
Exhibit 23: Consent of Independent Public Accountants	28

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and Plan Administrator of the NCE Employees' Savings and Stock Ownership Plan for Non-Bargaining Unit Employees:

    We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Non-Bargaining Unit Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Non-Bargaining Unit Employees as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 1 through 3 of assets held at end of year, reportable transactions and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
June 15, 2001

NEW CENTURY ENERGIES, INC.

EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN

FOR NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS:
Investments, at fair value:
Xcel Energy Common Stock Fund (Notes 1 and 5):
Participant directed	$28,837,348	$19,618,522
Non-Participant directed	72,208,721	45,791,742

	101,046,069	65,410,264
Investments in Registered Investment Companies:
Vanguard PRIMECAP Fund	91,046,544	82,607,192
Vanguard Wellington Fund	29,635,299	29,306,510
Vanguard 500 Index Fund	22,441,551	23,327,780
Vanguard Total Bond Market Index	7,623,186	7,009,824
American Century Value Fund	5,574,708	5,292,149
American Funds Europacific Growth Fund	4,518,934	4,841,845
American Funds SMALLCAP World Fund	3,323,092	2,563,819

	164,163,314	154,949,119
Investment in Common/Collective Trusts:
Vanguard Retirement Savings Trust Fund	16,471,082	16,844,663
Participant loans (Note 6)	5,262,944	5,033,754

Total investments	286,943,409	242,237,800

Receivables:
Employer contributions	6,411,038	3,858,724
Participant contributions	451,260	20,118

Total receivables	6,862,298	3,878,842

Total assets	293,805,707	246,116,642

Net assets available for benefits	$293,805,707	$246,116,642

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC.

EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN

FOR NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
Net investment income (loss):
Interest and dividend income	$16,770,860	$15,996,071
Interest income on participant loans	319,230	331,799
Net realized/unrealized appreciation/(depreciation) in fair value of investments	27,261,794	(17,330,744)

	44,351,884	(1,002,874)
Contributions:
Employer contributions	8,609,715	3,860,092
Participant contributions	14,705,439	13,871,253

	23,315,154	17,731,345
Transfers to the Plan (Note 1)	522,796	1,796,353
Withdrawals, distributions and expenses:
Distributions to participants—cash and common stock	(16,884,370)	(13,067,297)
Dividends paid to participants	(3,616,399)	(3,650,655)
Administrative expenses	0	(20,059)

	(20,500,769)	(16,738,011)

Net increase	47,689,065	1,786,813
Net assets available for benefits at beginning of year	$246,116,642	$244,329,829

Net assets available for benefits at end of year	$293,805,707	$246,116,642

See Notes to Financial Statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and Plan Administrator of the NCE Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees:

    We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 4 through 6 of assets held at end of year, reportable transactions and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
June 15, 2001

NEW CENTURY ENERGIES, INC.

EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR

BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS:
Investments, at fair value:
Xcel Energy Common Stock Fund (Notes 1 and 5):
Participant Directed	$2,397,578	$3,385,172
Non-Participant Directed	73,858,651	47,290,202

	76,256,229	50,675,374
Investments in Registered Investment Companies:
Vanguard PRIMECAP Fund	112,850,146	106,456,739
Vanguard Wellington Fund	38,359,191	40,095,149
Vanguard 500 Index Fund	18,373,358	21,238,900
Vanguard Total Bond Market Index	10,467,068	9,735,250
American Century Value Fund	1,663,129	1,667,141
Europacific Growth Fund	0	2,132,604
SMALLCAP World Fund	0	1,856,106
American Funds Europacific Growth Fund	2,294,833	0
American Funds SMALLCAP World Fund	2,319,310	0

	186,327,035	183,181,889
Investment in Common/Collective Trusts:
Vanguard Retirement Savings Trust Fund	25,253,846	26,562,645
Participant Loans (Note 6)	6,002,772	5,948,792

Total investments	293,839,882	266,368,700

Receivables:
Employer contributions (Note 3)	5,551,479	3,377,374
Employee contributions (Note 3)	1,702	0

Total receivables	5,553,181	3,377,374

Total assets	299,393,063	269,746,074

Net assets available for benefits	$299,393,063	$269,746,074

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC.

EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR

BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
Net investment income (loss):
Interest and dividend income	$17,998,148	$18,102,890
Interest income on participant loans	374,793	377,867
Net realized/unrealized appreciation/(depreciation) in fair value of investments	19,344,655	(5,439,730)

	37,717,596	13,041,027
Contributions:
Employer contributions	5,551,479	3,377,374
Participant contributions	9,360,042	9,179,600

	14,911,521	12,556,974
Transfers to/(from) the Plan (Note 1)	(423,809)	(1,160,302)
Withdrawals, distributions and expenses:
Distributions to participants-cash and common stock	(18,899,964)	(18,496,731)
Dividends paid to participants	(3,658,355)	(3,909,514)
Administrative expenses	0	(19,423)

	(22,558,319)	(22,425,668)

Net increase	29,646,989	2,012,031
Net assets available for benefits at beginning of year	$269,746,074	$267,734,043

Net assets available for benefits at end of year	$299,393,063	$269,746,074

See Notes to Financial Statements

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Participants and Plan Administrator of the NCE Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees:

    We have audited the accompanying statements of net assets available for benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

    Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules 7 through 9 of assets held at end of year, reportable transactions and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP
Minneapolis, Minnesota
June 15, 2001

NEW CENTURY ENERGIES, INC.

EMPLOYEE INVESTMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999

	2000	1999
ASSETS:
Investments, at fair value:
Xcel Energy Common Stock Fund (Notes 1 and 5)	$47,931,552	$31,280,567
Investments in Registered Investment Companies:
Vanguard PRIMECAP Fund	468,746	210,951
Vanguard Wellington Fund	89,107	86,193
Vanguard 500 Index Fund	202,886	164,203
Vanguard Total Bond Market Index	295,073	280,381
American Century Value Fund	1,631,840	1,577,367
Europacific Growth Fund	0	880,676
SMALLCAP World Fund	0	40,955
American Funds Europacific Growth Fund	785,089	0
American Funds SMALLCAP World Fund	47,901	0

	3,520,642	3,240,726
Investment in Common/Collective Trusts:
Vanguard Retirement Savings Trust Fund	255,195	294,973

Total investments	51,707,389	34,816,266

Receivables:
Employer contributions (Notes 1 and 3)	284,677	282,475
Participant contributions (Notes 1 and 3)	59	132

Total receivables	284,736	282,607

Total assets	51,992,125	35,098,873

Net assets available for benefits	$51,992,125	$35,098,873

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC.

EMPLOYEE INVESTMENT PLAN FOR BARGAINING

UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
Net investment income (loss):
Interest and dividend income	$2,472,965	$2,584,298
Net realized/unrealized appreciation/(depreciation) in fair value of investments	15,247,312	(18,543,469)

	17,720,277	(15,959,171)
Contributions:
Employer contributions	1,081,668	1,077,597
Participant contributions	2,657,961	2,643,526

	3,739,629	3,721,123
Transfers to/(from) the Plan (Note 1)	(98,987)	(647,524)
Withdrawals, distributions and expenses:
Distributions to participants-cash and common stock	(2,189,705)	(2,749,655)
Dividends paid to participants	(2,277,962)	(2,357,881)
Administrative expenses	0	(1,742)

	(4,467,667)	(5,109,278)

Net increase (decrease)	16,893,252	(17,994,850)
Net assets available for benefits at beginning of year	$35,098,873	$53,093,723

Net assets available for benefits at end of year	$51,992,125	$35,098,873

See Notes to Financial Statements

NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR NON-
BARGAINING UNIT EMPLOYEES,
and
NEW CENTURY ENERGIES, INC., EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
and
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLANS

    The following includes plan descriptions of the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan For Non-Bargaining Unit Employees (NBU Savings Plan), the New Century Energies, Inc. Employees' Savings and Stock Ownership Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (BU Savings Plan) and the New Century Energies, Inc. Employee Investment Plan for Bargaining Unit Employees and Former Non-Bargaining Unit Employees (EIP Savings Plan). The NBU Savings Plan, BU Savings Plan and EIP Savings Plan are collectively known as the "Plans". Participants should refer to each Plan's agreement and to the "Prospectus and Supplemental Summary Plan Description Report" for a more complete description of each Plan's provisions. The Notes to Financial Statements generally apply to all three plans and specific disclosures is presented to address matters for individual plans, where applicable.

    On Aug. 18, 2000, following receipt of all required regulatory approvals, Northern States Power Company (NSP) and New Century Energies, Inc. (NCE) merged and formed Xcel Energy Inc. (Xcel Energy). Each share of NCE common stock was exchanged for 1.55 shares of Xcel Energy common stock. NSP shares became Xcel Energy shares on a one-for-one basis. Cash was paid in lieu of any fractional shares of Xcel Energy common stock. The merger was structured as a tax-free, stock-for-stock exchange for shareholders of both companies (except for fractional shares) and accounted for as a pooling-of-interests. It is anticipated that new plan benefits for Xcel Energy will be developed in 2001 and implemented in 2002. Management has not yet been able to determine the impact of these new benefits.

    General—The Plans are employee benefit plans which provide eligible employees of NCE and their participating subsidiaries, the opportunity to participate in tax deferred savings plans. Each plan also provides for the ownership of Xcel Energy common stock through partial matching stock contributions. The Plans are defined contribution plans and the NBU Savings Plan and the BU Savings Plan, include an employee stock ownership plan. Each Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). For the year ended December 31, 2000, approximately $523,000 of assets was transferred to the NBU Savings Plan from the BU Savings Plan ($424,000) and the EIP Savings Plan ($99,000). For the year ended December 31, 1999 approximately $1.8 million of assets was transferred to the NBU Savings Plan from the BU Savings Plan ($1.2 million) and the EIP Savings Plan ($0.6 million).

    Plan and Trust Management—The Plan Administrator of each plan is appointed by Xcel Energy's Board of Directors and has authority to control and manage the operation and administration of each plan. The Plans' assets are held by a trustee under a trust agreement(s) as adopted or amended by Xcel Energy. Each plan values the individual participants' accounts daily based on the current market value of each type of asset. Vanguard Fiduciary Trust Company is the recordkeeper and trustee for the Plans.

Participation—

NBU Savings Plan

    The NBU Savings Plan allows for a regular full-time employee of the participating subsidiaries, to become an eligible member of this plan on or after the date the full-time employee first performs an hour of service for Xcel Energy, while a part-time employee (one who works less than 40 hours per week) must complete one year and at least 1,000 hours of service to become eligible. A member of a collective bargaining group is eligible for this plan, only if the employee's collective bargaining contract provides for participation in this plan.

BU Savings Plan

    The BU Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant of this plan on or after the date the full-time employee first performs an hour of service for Xcel Energy, while a part-time employee (one who works less than 40 hours per week) must complete one year and 1,000 hours service to become eligible. Certain former non-bargaining unit employees (i.e. substantially retirees prior to July 1, 1998) continue to participate in the BU Savings Plan.

EIP Savings Plan

    The EIP Savings Plan allows for a full-time employee covered by a collective bargaining agreement to become a participant in this plan on or after the first day of the calendar quarter the employee completes one year of service. Certain former non-bargaining unit employees (i.e. substantially retirees prior to July 1, 1998) continue to participate in the EIP Savings Plan.

    Employee and Employer Contributions—Each plan allows participants to contribute a portion of their pre-tax and after-tax compensation and provides for a company matching contribution (see Note 3).

    Vesting—Employees in each plan are immediately vested in all contributions, their own as well as Company matching contributions.

Distributions—

    Distributions of the full balance of a participant's accounts can only be made for the following reasons: 1) upon retirement, 2) upon total and permanent disabilty, 3) at death of a plan member (payment made to beneficiary), or 4) upon separation from Xcel Energy, including its participating subsidiaries.

    Members of these plans who become eligible for distributions will be eligible to receive their vested account balances in the funds and Xcel Energy common stock shares already allocated to the member as soon as is practical following the receipt by the trustee of the completed forms. Any amount not invested in Xcel Energy common stock will be paid in cash. For the NBU Savings Plan and the BU Savings Plan, Xcel Energy common stock can be transferred in shares, or cash, or a combination of both (all fractional shares will be paid in cash). For the EIP Savings Plan, Xcel Energy common stock can be transferred in shares (fractional shares paid in cash).

    For each plan, if the total amount of the member's vested account exceeds $5,000, such plan cannot make the distribution until the member reaches age 65, unless the member consents in writing to an earlier date. If the total amount is less than $5,000, the amount will be distributed as soon as adminstratively possible.

    All vested account balances remaining in these plans after the member decides to terminate employment with Xcel Energy for any reason, will be invested in the funds of the member's choice (except that Employee Stock Ownership Program amounts in the NBU Savings Plan and the BU Savings Plan will continue to be held in the Xcel Energy Common Stock Fund). For the Plans which provide for participant loans (see Note 6), the member will not be eligible for loans or withdrawls. If the member has an outstanding loan when he/she or their beneficiary is to receive a distribution, the loan balance will be deducted from his/her distribution. The member will continue to receive his/her share of investment earnings and dividend distributions until the account is completely distributed.

    Diversification—Additionally, participants of age 55 or older who have completed at least ten years of participation in the Plan may elect to receive a limited distribution from the Plan as required in the Internal Revenue Code.

    Termination of the Plans—While Xcel Energy expects to continue the Plans, it reserves the right in its sole and absolute discretion to amend, modify, change or terminate these plans or any other benefit plan Xcel Energy may currently provide. Xcel Energy makes no commitments or representations concerning the continuation of these Plans. If Xcel Energy were to terminate the Plans, assets would be distributed in accordance to ERISA.

    Administrative Expenses—Xcel Energy pays for certain administrative expenses of the Plans. Certain investment advisory, trustee and recordkeeping fees are paid by the Plans.

    Dividends—For the BU Savings Plan, dividends earned on the common stock purchased with employer contributions are distributed quarterly to these plan participants in cash and are taxed to the participants as ordinary dividend income. Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the common stock fund and are considered taxable income when they are distributed from the BU Savings Plan.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting—The accompanying financial statements of each plan have been prepared under the accrual method of accounting.

    Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Investment Valuation and Income Recognition—The investments of the Plans are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by these plans at year-end. Xcel Energy's common stock is valued at its quoted market price. The change in the difference between fair value and the cost of investments, including realized gains and losses and unrealized appreciation (depreciation) is reflected in the statements of changes in net assets available for benefits.

    The Vanguard Retirement Savings Trust Fund, invests mainly in guaranteed investment contracts and alternative investment contracts. These contracts are carried in the Vanguard Retirement Savings Trust Fund's audited financial statements at fair value, which approximates contract value. The investment in the Vanguard Retirement Savings Trust Fund in the accompanying financial statements is valued at the appropriate plan's proportionate interest in the fund as of the financial statement date.

Interest rates earned on the investment change daily. In general, the investments in this fund are of a high credit quality and short-term average maturities.

    Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date.

    Payment of Benefits—Benefit disbursements are recorded when paid.

Statement of Position (SOP) 99-3—

    Each plan adopted SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" (SOP-99-3) for the presentation of these financial statements. This statement simplified the disclosures for certain defined contribution plan financial statement information about investments, participant-directed investment programs, and unit of participation. Disclosure of certain information related to nonparticipant-directed investments is still required and such information is disclosed in Note 5.

    Reclassification—Certain amounts were reclassified in the December 31, 1999, financial statements in order to be consistent with current year presentation.

3.  PLAN FUNDING

Employee and Employer Contributions (EIP Savings Plan)—

    Participants may elect to contribute up to 15 percent of their pre-tax annual compensation, as defined in the EIP Savings Plan. The Employer, at its discretion, may make matching contributions and/or additional contributions to this plan each plan quarter in cash or shares of Xcel Energy's common stock. Employer contributions are subject to certain limitations. For the year ended December 31, 2000, Xcel Energy contributed to this plan amounts in accordance with the EIP Savings Plan agreement. Management considers dividends paid to participants on shares of Xcel Energy common stock and the tax savings resulting from these dividends, company matching contributions to this plan when determining the quarterly discretionary contribution. Xcel Energy's contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year.

    EIP Savings Plan's participants may direct up to 25 percent of their deferral contributions and the Employer matching contributions. Participants may direct 100 percent of their rollover contributions. Participants may direct their contributions, the Employer contributions and any rollovers into any or all of nine available investment options. Any dividends and interest earned on investments directed by participants will be reinvested in each of those same investments automatically. If participants did not select one of the investment options, all of their contributions will be invested in the Xcel Energy Common Stock Fund.

    The Employer deferral match and optional contributions are allocated in the proportion each to EIP Savings Plan participant's contribution to the plan bears to the contributions of all participants. The Employer salary match is allocated in the proportion each participant's salary bears to the salaries of all participants.

Employee Contributions (NBU Savings Plan and BU Savings Plan)—

    The NBU Savings Plan and BU Savings Plan allow employees to contribute (in multiples of one percent) between 1% and 15% of their annual compensation in pre-tax contributions and between 1% and 8% in after-tax contributions. The combination of pre-tax and after-tax contributions can not exceed 15%. Contributions may be deferred for income tax purposes, up to the Internal Revenue Code Section 402(g) limit. A member can change his/her percentage of authorized compensation to be contributed to the plan on a daily basis, to become effective the first day of the payroll period following receipt of the change by The Vanguard Group of Investment Companies.

Employer Contributions—

NBU Savings Plan

    Xcel Energy may contribute cash or shares of common stock of Xcel Energy to the NBU Savings Plan. Xcel Energy's contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year. The Board of Directors approved Xcel Energy's 2000 plan year match on March 21, 2001. Xcel Energy, as approved by the Board of Directors, matched contributions through the issuance of common stock valued at approximately $6.4 million and approximately $3.9 million for the 2000 and 1999 plan years. The number of shares of common stock contributed was determined using Xcel Energy's average common stock price for the plan year, and each participant's annual contribution eligible for matching (up to 50% of the first 8% of a participant's contribution during 2000 and 1999).

BU Savings Plan

    Xcel Energy may contribute cash or shares of common stock of Xcel Energy to the BU Savings Plan. Xcel Energy's contributions for a plan year may be made at any time during the plan year or soon after the end of the plan year. The Board of Directors approved Xcel Energy's 2000 plan year match on March 21, 2001. Xcel Energy, as approved by the Board of Directors, matched contributions through the issuance of common stock valued at approximately $5.6 million and approximately $3.4 million for the 2000 and 1999 plan years. The number of shares of common stock contributed was determined using Xcel Energy's average common stock price for the plan year, and each participant's annual contribution eligible for matching (100% of the first 3%, and 50% of the next 4% of a participant's contribution).

4.  FEDERAL INCOME TAX STATUS

BU Savings Plan and EIP Savings Plan

    The Internal Revenue Service has determined and informed Xcel Energy by letter dated January 4, 1994, for the BU Savings Plan and by a letter dated March 12, 1998, for the EIP Savings Plan that each plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). These plans have been amended since receiving the determination letters. However, the Plan Administrator believes that these plans are designed and are currently being operated in compliance with the applicable provisions of the IRC.

NBU Savings Plan

    The Plan Administrator anticipates that the NBU Savings Plan will be qualified as an "Employee Stock Ownership Plan" under Section 401(a) and 409 of the IRC, similar to the BU Savings Plan, and, accordingly, the Trust will be exempt from Federal income taxes. A determination letter from the Internal Revenue Service has not yet been received. However, the Plan Administrator believes that these plans are designed and are currently being operated in compliance with the applicable provisions of the IRC. Dividends earned on the common stock purchased with employer contributions are distributed quarterly to these plan participants in cash. These distributions are taxed to the participants as ordinary dividend income. Dividends earned on the common stock purchased with employee contributions are automatically reinvested in the common stock fund and are considered taxable income when they are distributed from the plan.

5.  NONPARTICIPANT—DIRECTED INVESTMENTS

    Information on the net assets and the significant components of the change in net assets available for benefits relating to each Plan's nonparticipant—directed investment (Xcel Energy Common Stock Fund) is shown below:

	December 31,
	2000	1999
Net Assets
NBU Savings Plan
Xcel Energy Common Stock Fund	$72,208,721	$45,791,742
Employer Contribution Receivable	6,411,038	3,858,724

	$78,619,759	$49,650,466

BU Savings Plan
Xcel Energy Common Stock Fund	$73,858,651	$47,290,202
Employer Contribution Receivable	5,551,479	3,377,374

	$79,410,130	$50,667,576

EIP Savings Plan
Xcel Energy Common Stock Fund	$47,931,552	$31,280,567
Employer Contribution Receivable	284,677	282,475
Employees Contribution Receivable	59	132

	$48,216,288	$31,563,174

	For the Year Ended December 31, 2000
Changes in Net Assets Available for Benefits:	NBU Savings Plan	BU Savings Plan	EIP Savings Plan
Interest and dividend income	$3,599,084	$3,658,355	$2,277,962
Net appreciation in fair value of investments	24,618,982	25,970,139	15,363,908
Contributions	6,709,710	5,551,479	3,233,129
Withdrawals, distributions and expenses	(5,899,288)	(6,271,768)	(4,338,892)
Transfers, net	(59,195)	(165,651)	117,007

Net Increase	$28,969,293	$28,742,554	$16,653,114

    The Xcel Energy Common Stock Fund of the EIP Savings Plan consists substantially of non-participant directed assets. These assets have been presented in the financial statements as non-participant directed.

6.  PARTICIPANT LOANS (NBU Savings Plan and BU Savings Plan)

    A participant may elect to borrow funds from his/her account in any amount greater than $1,000, but less than 50% of the participant's pre-tax account balance. In no event can a member borrow more than $50,000, minus the participant's highest outstanding loan balance in the previous 12 months. Loans are for a period not to exceed 5 years for non-home loans or 15 years for home loans. The loans bear interest at a rate determined by Xcel Energy based on prevailing market rates. A participant can only have one loan outstanding at a time. Repayment of the loans, plus interest, is credited to each participant's account, as paid.

7.  RELATED PARTY TRANSACTIONS

    Certain investments of the Plans are shares of Xcel Energy Common Stock. Also, certain investments of the Plans are shares of common/collective trust funds and short-term investments managed by Vanguard Fiduciary Trust. Vanguard is the trustee as defined by the Plans and, therefore, these transactions qualify as party-in-interest. Fees incurred for investment management services are paid by Xcel Energy on behalf of the Plans.

8.  RISKS AND UNCERTAINTIES

    The Plans provide for investment in a variety of investment funds. Investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Schedule 1

NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR NON-BARGAINING UNIT EMPLOYEES

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issue	NUMBER of Shares	Cost	Current Value
Xcel Energy Common Stock Fund(1):
Xcel Energy Common Stock	3,476,854	$67,174,349	$101,046,069
Registered Investment Companies(1):
Vanguard PRIMECAP Fund	1,507,892	74,380,727	91,046,544
Vanguard Wellington Fund	1,050,525	31,850,334	29,635,299
Vanguard 500 Index Fund	184,158	20,692,373	22,441,551
Vanguard Total Bond Market Index	765,380	7,653,876	7,623,186
American Funds Europacific Growth	144,145	5,376,491	4,518,934
American Century Value Fund	873,779	5,668,515	5,574,708
American Funds SMALLCAP World	119,622	4,519,137	3,323,092
Common/Collective Trust(1)
Vanguard Retirement Savings
Trust Fund	16,471,082	16,471,082	16,471,082
Outstanding Participant Loans 5.9%-8.75%(1)		5,262,944	5,262,944

Total		$239,049,828	$286,943,409

(1)
Represents transaction with party-in-interest (Note 7)

The accompanying notes to financial statements are an integral part of this schedule.

Schedule 2

NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
NON-BARGAINING UNIT EMPLOYEES

SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
The Vanguard Group	500 Index Fund *	$7,394,507	$—	$—	$7,394,507	$—
The Vanguard Group	500 Index Fund *	—	5,849,135	5,150,783	5,849,135	698,352
The Vanguard Group	PRIMECAP Fund *	26,057,544	—	—	26,057,544	—
The Vanguard Group	PRIMECAP Fund *	—	14,462,047	12,148,657	14,462,047	2,313,390
The Vanguard Group	Vanguard Retirement Savings Trust Fund *	13,223,886	—	—	13,223,886	—
The Vanguard Group	Vanguard Retirement Savings Trust Fund *	—	13,599,683	13,599,683	13,599,683	—
The Vanguard Group	Xcel Energy Stock Fund *	12,468,439	—	—	12,468,439	—
The Vanguard Group	Xcel Energy Stock Fund *	—	11,081,610	9,471,895	11,081,610	1,609,715

No Reportable transactions included lease rental or had expense incurred with these transactions.

*
Represents transaction with party-in-interest (Note 7)

The accompanying notes to financial statements are an integral part of this schedule.

Schedule 3

NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR
NON-BARGAINING UNIT EMPLOYEES

SCHEDULE G, PART III—SCHEDULE OF NONEXEMPT TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2000

    A schedule of nonexempt transactions has not been presented because there were no nonexempt transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption for the year ended December 31, 2000.

Schedule 4

NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

SCHEDULE H, PART IV, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issue	Number of Shares	Cost	Current Value
Xcel Energy Common Stock Fund(1):
Xcel Energy Common Stock	2,623,870	$47,467,590	$76,256,229
Registered Investment Companies(1):
Vanguard PRIMECAP Fund	1,868,999	74,177,176	112,850,146
Vanguard Wellington Fund	1,359,773	35,636,094	38,359,191
Vanguard 500 Index Fund	150,774	13,448,058	18,373,358
Vanguard Total Bond Market Index	1,050,910	10,342,169	10,467,068
American Century Value Fund	260,679	1,624,331	1,663,129
American Funds Europacific Growth	73,200	2,737,569	2,294,833
American Funds SMALLCAP World	83,488	3,170,243	2,319,310
Common/Collective Trust(1)
Vanguard Retirement Savings Trust Fund	25,253,846	25,253,846	25,253,846
Participant Loans 5.9%-8.75%(1)		6,002,772	6,002,772

Total		$219,859,848	$293,839,882

(1)
Represents transaction with party-in-interest (Note 7)

The accompanying notes to financial statements are an integral part of this schedule.

Schedule 5

NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT
EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
The Vanguard Group	PRIMECAP Fund	$24,560,978	$—	$—	$24,560,978	$—
The Vanguard Group	PRIMECAP Fund	—	14,956,089	9,818,986	14,956,089	5,137,103
The Vanguard Group	Wellington Fund	6,576,697	—	—	6,576,697	—
The Vanguard Group	Wellington Fund	—	8,488,474	8,241,432	8,488,474	247,042
The Vanguard Group	Vanguard Retirement Savings Trust Fund *	8,846,975	—	—	8,846,975	—
The Vanguard Group	Vanguard Retirement Savings Trust Fund *	—	10,155,774	10,155,774	10,155,774	—
The Vanguard Group	Xcel Energy Common Stock	7,734,892	—	—	7,734,892	—
The Vanguard Group	Xcel Energy Common Stock	—	7,599,863	6,553,098	7,599,863	1,046,765

    No reportable transactions included lease rental or had expense incurred with these transactions.

*
Represents transaction with party-in-interest (Note 7)

The accompanying notes to financial statements are an integral part of this schedule.

Schedule 6

NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

SCHEDULE G, PART III—NONEXEMPT TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2000

    A schedule of nonexempt transactions has not been presented because there were no nonexempt transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption for the year ended December 31, 2000.

Schedule 7

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Identity of Issue	Number of Shares	Cost	Current Value
Xcel Energy Common Stock Fund(1):
Xcel Energy Common Stock	1,649,258	32,989,032	47,931,552
Registered Investment Companies(1):
American Century Value Fund	255,774	1,639,334	1,631,840
American Funds Europacific Growth	25,043	936,781	785,089
Vanguard Total Bond Market Index	29,626	297,202	295,073
Vanguard 500 Index Fund	1,665	202,196	202,886
Vanguard PRIMECAP Fund	7,763	483,285	468,746
Vanguard Wellington Fund	3,159	93,599	89,107
American Funds SMALLCAP World Fund	1,724	65,388	47,901
Common/Collective Trust(1)
Vanguard Retirement Savings Trust Fund	255,195	255,195	255,195

Total		$36,962,012	$51,707,389

(1)
Represents transaction with party-in-interest (Note 7)

The accompanying notes to financial statements are an integral part of this schedule.

Schedule 8

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

SCHEDULE H, PART IV, LINE 4j—SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2000

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
The Vanguard Group	Pass Through Dividend Fund	$2,277,962	$—	$—	$2,277,962	$—
The Vanguard Group	Pass Through Dividend Fund	—	2,277,962	2,277,962	2,227,962	—
The Vanguard Group	Xcel Energy Stock Fund*	3,476,058	—	—	3,476,058	—
The Vanguard Group	Xcel Energy Stock Fund*	—	2,188,982	1,959,155	2,188,982	229,827

No reportable transactions were for lease rental or had expense incurred with these transactions.

*
Represents transaction with party-in-interest (Note 7)

The accompanying notes to financial statements are an integral part of this schedule.

Schedule 9

NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES

SCHEDULE G, PART III—NONEXEMPT TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 2000

    A schedule of nonexempt transactions has not been presented because there were no nonexempt transactions which are prohibited by ERISA Section 406 and for which there is no statutory or administrative exemption for the year ended December 31, 2000.

XCEL ENERGY INC.
SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, Xcel Energy Inc. has duly caused this annual report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized on June 28, 2001.

NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR NON-BARGAINING UNIT EMPLOYEES
NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
By	/s/ DAVID E. RIPKA David E. Ripka Vice President and Controller Xcel Energy Inc.

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TABLE OF CONTENTS
NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR NON-BARGAINING UNIT EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2000 AND 1999
NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR NON-BARGAINING UNIT EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2000 AND 1999
NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2000 AND 1999
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR NON- BARGAINING UNIT EMPLOYEES, and NEW CENTURY ENERGIES, INC., EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES and NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES NOTES TO FINANCIAL STATEMENTS
NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR NON-BARGAINING UNIT EMPLOYEES
NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR NON-BARGAINING UNIT EMPLOYEES
NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR NON-BARGAINING UNIT EMPLOYEES
NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
NEW CENTURY ENERGIES, INC. EMPLOYEES' SAVINGS AND STOCK OWNERSHIP PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
NEW CENTURY ENERGIES, INC. EMPLOYEE INVESTMENT PLAN FOR BARGAINING UNIT EMPLOYEES AND FORMER NON-BARGAINING UNIT EMPLOYEES
XCEL ENERGY INC. SIGNATURES